UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2016 (Report No. 5)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Company Directors and Senior Management Purchase ADSs and Warrants

On September 18, 2016, Cellect Biotechnology Ltd. (the “Company”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange that the following transactions took place on September 16, 2016:

Kasbian Nuriel Chirich, the Chairman of the Company’s Board of Directors purchased 8,960 ADSs and warrants to purchase 12,420 ADSs. Following the transaction, Mr. Chirich holds 15.27% of the Company’s outstanding ordinary shares (or 12.10% on a fully diluted basis).

Shai Yarkoni, the Company’s Chief Executive Officer purchased warrants to purchase 14,777 ADSs. Following the transaction, Mr. Yarkoni holds 13.10% of the Company’s outstanding ordinary shares (or 11.07% on a fully diluted basis).

Ronen Twito, the Company’s Deputy Chief Executive Officer and Chief Financial Officer purchased 1,452 ADSs. Following the transaction, Mr. Twito holds 0.09% of the Company’s outstanding ordinary shares (or 1.96% on a fully diluted basis).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd. (Registrant) By /s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni
Chief Executive Officer

Date: September 19, 2016